SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

DPW HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.001
(Title of Class of Securities)

26140E 600
(CUSIP Number)

Copy to: Henry Nisser 201 Shipyard Way, Suite E Newport Beach, CA 92663 (949) 444-5464
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E 600

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philou Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
7,871 (1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
7,871(1)
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,871(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18% (2)(3)(4)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)     Represents 7,871 shares of common stock beneficially owned by Philou Ventures, LLC (“Philou”), consisting of (i) 3,407 shares of common stock, (ii) 2,232 shares of common stock underlying 125,000 shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Stock”) and (iii) 2,232 shares of common stock underlying a five-year warrant which may be exercised, in whole or in part, at any time or from time to time.

(2)     The above calculations are based on 4,310,057 shares of common stock outstanding as of January 30, 2020. This calculation does not include the exercise or conversion of other outstanding securities of the Issuer owned by other security holders.

(3)     On March 14, 2019, the Issuer effected a reverse stock split with a ratio of one for twenty of the issued and outstanding shares of common stock. All references to common stock in this schedule have been retroactively restated.

(4)     On August 5, 2019, the Issuer effected a reverse stock split with a ratio of one for forty of the issued and outstanding shares of common stock. All references to common stock in this schedule have been retroactively restated.

2

CUSIP No. 26140E 600

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ault & Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
667,039 (1)
	8	SHARED VOTING POWER:
7,871 (2)
	9	SOLE DISPOSITIVE POWER:
667,039 (1)
	10	SHARED DISPOSITIVE POWER:
7,871 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64% (3)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)     Represents (i) 666,945 shares of common stock and (ii) 94 shares of common stock underlying a warrant exercisable at $480 per share, which warrant was issued to Ault & Company on May 8, 2018.

(2)     Represents shares of common stock beneficially owned by Philou, consisting of (a) 3,407 shares of common stock, (b) 2,232 shares of common stock underlying 125,000 shares of Series B Preferred Stock and (c) 2,232 shares of common stock underlying a five-year warrant which may be exercised, in whole or in part, at any time or from time to time.

(3)     The above calculations are based on 4,310,057 shares of common stock outstanding as of January 30, 2020. This calculation does not include the exercise or conversion of other outstanding securities of the Issuer owned by other security holders.

3

CUSIP No. 26140E 600

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
43
	8	SHARED VOTING POWER:
674,910 (1)
	9	SOLE DISPOSITIVE POWER:
43
	10	SHARED DISPOSITIVE POWER:
674,910 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.64% (2)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)     Represents (i) 667,039 shares of common stock beneficially owned by Ault & Company, consisting of (a) 666,945 shares of common stock and (b) 94 shares of common stock underlying a warrant exercisable at $480 per share, which warrant was issued to Ault & Company on May 8, 2018, and (ii) 7,871 shares of common stock beneficially owned by Philou, consisting of (x) 3,407 shares of common stock, (y) 2,232 shares of common stock underlying 125,000 shares of Series B Preferred Stock and (z) 2,232 shares of common stock underlying a five-year warrant which may be exercised, in whole or in part, at any time or from time to time.

(2)     The above calculations are based on 4,310,057 shares of common stock outstanding as of January 30, 2020. This calculation does not include the exercise or conversion of other outstanding securities of the Issuer owned by other security holders.

4

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D/A relates is common stock, $0.001 par value, of DPW Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Shipyard Way, Suite E, Newport Beach, CA 92663. On December 22, 2019, Ault & Company agreed to purchased 660,667 shares of common stock of the Issuer (the “Shares”) pursuant to a Securities Purchase Agreement with the Issuer, at a purchase price of $1.12 per share. The issuance of the Shares was authorized by the NYSE American on January 15, 2019, and as a result thereof, Ault & Company became the beneficial owner of an aggregate of 674,910 shares of the Issuer’s common stock then outstanding.

Item 2.	Identity and Background

(a) This statement is filed on behalf of Philou, Ault & Company and Mr. Ault (the “Reporting Persons”).

(b) Philou’s business address is P.O. Box 3587, Tustin, CA 92781. Ault & Company’s business address is 200 Sandpointe Drive, Suite 500, Santa Ana, CA 92707. Mr. Ault’s business address is 201 Shipyard Way, Suite E, Newport Beach, CA 92663.

(c) Not applicable.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Philou is a limited liability company organized under the laws of the State of Wyoming and Ault & Company is a corporation formed under the laws of the State of Delaware. Mr. Ault is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations

All Shares described in Item 1 were purchased with the working capital of Ault & Company.

Item 4.	Purpose of Transaction

Ault & Company has acquired the Shares described in Item 5 for investment purposes. The Reporting Persons intend to review and evaluate their investments in the Issuer’s shares of common stock on an ongoing basis and may, depending upon its evaluation of the business and prospects of the Issuer, or such other considerations as it may deem relevant, determine to increase, decrease, or dispose of its holdings of the shares of common stock of the Issuer, engage in hedging transactions, evaluate a potential acquisition of the Issuer or of assets of the Issuer.

Consistent therewith, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, continue to engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, and initiate such communications with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons, subject to applicable law, modifying their ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

5

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons may be deemed to beneficially own, in the aggregate, 674,953 shares, or 15.64%, of the Issuer’s common stock as of January 30, 2020 (based upon 4,310,057 shares of common stock outstanding as of January 30, 2020).

(b)	Philou has sole voting power and sole dispositive power with respect to 7,871 shares of common stock. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Ault & Company and Mr. Ault (by virtue of their relationships to Philou) may be deemed to indirectly beneficially own the shares of common stock that Philou owns. Each of Ault & Company and Mr. Ault disclaims beneficial ownership of the shares of common stock for all other purposes.

Ault & Company has sole voting power and sole dispositive power with respect to 674,910 shares of common stock. Pursuant to Rule 13d-3(a) under the Exchange Act, Mr. Ault (by virtue of his relationship to Ault & Company) may be deemed to indirectly beneficially own the shares of common stock that Ault & Company owns. Mr. Ault disclaims beneficial ownership of the shares of common stock for all other purposes.

Accordingly, Mr. Ault, as the Chief Executive Officer of Ault & Company which in turn is the Manager of Philou, may in such capacity be deemed to hold sole voting and dispositive power over 674,953 shares of the Issuer’s common stock beneficially owned by the Reporting Persons.

(c)	The following table sets forth all transactions with respect to the shares of common stock effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. All such transactions were purchases of shares of common stock in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities
Ault & Company, Inc.	01/15/2020	660,667
Ault & Company, Inc.	11/26/2019	1,482
Ault & Company, Inc.	11/22/2019	518
Ault & Company, Inc.	08/21/2019	1,000
Ault & Company, Inc.	06/12/2019	250
Ault & Company, Inc.	05/24/2019	250
Ault & Company, Inc.	05/17/2019	250
Ault & Company, Inc.	05/10/2019	125
Ault & Company, Inc.	05/03/2019	250
Ault & Company, Inc.	02/20/2019	1,250
Ault & Company, Inc.	02/15/2019	52
Ault & Company, Inc.	01/09/2019	13
Ault & Company, Inc.	01/02/2019	13
Ault & Company, Inc.	12/21/2018	25
Ault & Company, Inc.	12/18/2018	63
Ault & Company, Inc.	12/11/2018	50
Ault & Company, Inc.	12/07/2018	13
Ault & Company, Inc.	12/05/2018	3
Ault & Company, Inc.	12/04/2018	6

(d)	To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 674,953 shares of common stock reported in Item 5(a).

(e)	Not applicable.

6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 9, 2017, the Issuer entered into a Preferred Stock Purchase Agreement (the “Agreement”) with Philou, pursuant to which Philou was granted the right to invest up to $5,000 in the Issuer through the purchase of Series B Preferred Stock over a term of 36 months. On March 24, 2017, Philou purchased 25,000 shares of Series B Preferred Stock pursuant to the Agreement. Between May 5, 2017 and June 2, 2017, Philou purchased an additional 75,000 shares of Series B Preferred Stock pursuant to the Agreement in consideration of the cancellation of the Issuer debt due to Philou from the $250 short term loan and cash of $500. In addition, Philou received warrants to purchase 1,071,429 shares of common stock at an exercise price of $0.70 per share of common stock.

The holder of the Series B Preferred Stock (the “Holder”) has the right to designate a number of directors to the Issuer’s Board of Directors equal to a percentage determined by the number of shares of the Series B Preferred Stock (determined on an “as converted” basis) (the “Preferred Shares”) divided by the sum of the number of shares of common stock outstanding plus the number of Preferred Shares outstanding as determined on an “as converted” basis. By way of example only, if the number of Preferred Shares owned by the Holder represents 20% of the outstanding shares of common stock and Preferred Stock of the Issuer (as determined on an “as converted” basis), the Holder shall, through his or its ownership of Preferred Shares, have the right to designate one director of a five member board. The Holder’s percentage to designate a number of directors shall be determined each time the Holder makes a purchase of the Preferred Shares and cannot be decreased unless the Holder converts or sells all or part of the Preferred Shares, in which case the number of directors that the Holder may designate will be re-calculated.

On April 24, 2018, Philou purchased 25,000 of the Issuer’s Preferred Shares in consideration for $250 pursuant to the Agreement. The 25,000 Preferred Shares are convertible into 357,143 shares of the Issuer’s common stock in the aggregate based on a $.70 per share conversion price. In addition, pursuant to the Agreement and in conjunction with the purchase of the Preferred Shares, Philou was granted a warrant to purchase 357,143 shares of the Issuer’s common stock at $0.70 per share.

On April 25, 2018, Ault & Company was appointed as the manager of Philou. Subsequently, Ault & Company purchased shares of common stock of the Issuer from time to time. From June 27, 2018, to December 3, 2018, Ault & Company purchased an aggregate of 82,900 shares of common stock in the open market. Mr. Ault has also purchased shares of common stock from time to time in the open market and owns 34,600 shares of the Issuer’s common stock.

On February 27, 2019, the Issuer and Ault & Company entered into a Preferred Stock Purchase Agreement (the “PSPA”), pursuant to which Ault & Company may purchase up to 2,500 shares of the Issuer’s Series C Preferred Stock through December 31, 2019, which shares are convertible into 26,042 shares of the Issuer’s common stock. If Ault & Company were to acquire all the Series C Preferred Stock it is entitled to acquire under the PSPA, it would beneficially own, directly and indirectly, and aggregate of 700,952 shares of the Issuer’s common stock.

On December 22, 2019, the Issuer entered into a Securities Purchase Agreement (the “SPA”) with Ault & Company, pursuant to which, Ault & Company agreed to purchase an aggregate of 660,667 shares of the Issuer’s common stock for a total purchase price of $739,948.00, at a purchase price per share of $1.12. The closing occurred on January 15, 2020, upon the authorization of the NYSE American. As a result, Ault & Company became the beneficial owner of an aggregate of 674,910 shares of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits

None.

7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020	PHILOU VENTURES, LLC
	By:	AULT & COMPANY, INC., its Manager
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer

AULT & COMPANY, INC.
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer

/s/ Milton C. Ault, III Milton C. Ault, III

8

JOINT FILING AGREEMENT

Philou Ventures, LLC, Ault & Company, Inc., and Milton C. Ault, III, hereby agree to jointly file the Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission with respect to the beneficial ownership by them of shares of common stock, par value $.001 per share, of DPW Holdings, Inc.

Dated: February 5, 2020	PHILOU VENTURES, LLC
	By:	AULT & COMPANY, INC., its Manager
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer

AULT & COMPANY, INC.
By: /s/ Milton C. Ault, III
Milton C. Ault, III Chief Executive Officer

/s/ Milton C. Ault, III Milton C. Ault, III

9